EXHIBIT 21


                SUBSIDIARIES OF DARDEN RESTAURANTS, INC.


As of May 26, 1996, the Registrant had one "significant subsidiary", as defined in Regulation S-X, Rule 1-02(w), identified as follows:

      GMRI, Inc., a Florida corporation, doing business as Red Lobster, The Olive Garden and Bahama Breeze.

In order to comply with certain state laws, the Registrant, either directly or indirectly through GMRI, Inc., had 58 other subsidiaries as of May 26, 1996. If considered in the aggregate as a single subsidiary as of May 26, 1996, the 58 other subsidiaries would not constitute a "significant subsidiary" as defined in Regulation S-X, Rule 1-02(w).